EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, December 21, 2011 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today released unaudited interim financial information for the three and six months ended June 30, 2011 as follows:

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2010	2011	2011	2010	2011	2011
	CNY	CNY	US$	CNY	CNY	US$

NET SALES	24,850	61,809	9,562	33,623	70,133	10,850
COST OF SALES	(15,729)	(39,885)	(6,170)	(21,727)	(46,083)	(7,129)
GROSS PROFIT	9,121	21,924	3,392	11,896	24,050	3,721

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES,
including share-based compensation
expense of CNY13,008 (US$1,904) and nil
for the six months ended June 30, 2010 and 2011, respectively, and CNY6,504 (US$952) and nil for the three months ended June 30, 2010 and 2011, respectively	(24,940)	(18,232)	(2,821)	(37,877)	(35,451)	(5,484)
OTHER OPERATING EXPENSES	(1,936)	—	—	(2,315)	—	—
OPERATING PROFIT (LOSS)	(17,755)	3,692	571	(28,296)	(11,401)	(1,763)
FINANCE COST	(436)	(6,561)	(1,015)	(436)	(11,831)	(1,830)
INTEREST INCOME	293	246	38	774	372	58
LOSS ATTRIBUTABLE TO INVESTMENTS IN UNCONSOLIDATED INVESTEES	(1,826)	—	—	(3,612)	—	—
GAIN ON DISPOSAL OF AN UNCONSOLIDATED INVESTEE	—	—	—	7,269	—	—
GAIN FROM BARGAIN PURCHASE OF A SUBSIDIARY	—	—	—	624,148	—	—
OTHER INCOME (EXPENSE), NET	(58)	19	3	44	(54)	(7)
PROFIT (LOSS) FROM BEFORE INCOME TAXES	(19,782)	(2,604)	(403)	599,891	(22,914)	(3,542)
INCOME TAXES	(2,155)	(4,446)	(688)	(3,600)	(5,825)	(901)
NET INCOME (LOSS)	(21,937)	(7,050)	(1,091)	596,291	(28,739)	(4,443)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments
Attributable to CHNR Shareholders	3,951	5,394	835	3,844	8,279	1,281
Attributable to non-controlling interests	—	—	—	—	—	—
COMPREHENSIVE INCOME (LOSS)	(17,986)	(1,656)	(256)	600,135	(20,460)	(3,162)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
CHNR Shareholders	(17,616)	(1,445)	(223)	600,726	(20,128)	(3,111)
Non-controlling interests	(370)	(211)	(33)	(591)	(332)	(51)
	(17,986)	(1,656)	(256)	600,135	(20,460)	(3,162)

NET INCOME (LOSS) ATTRIBUTABLE TO:
CHNR Shareholders	(21,567)	(6,839)	(1,058)	596,882	(28,407)	(4,392)
Non-controlling interests	(370)	(211)	(33)	(591)	(332)	(51)
	(21,937)	(7,050)	(1,091)	596,291	(28,739)	(4,443)

EARNINGS (LOSS) PER SHARE:
Basic
Income (loss) per share	(0.96)	(0.30)	(0.05)	26.94	(1.25)	(0.19)

Diluted
Income (loss) per share	(0.96)	(0.30)	(0.05)	26.61	(1.25)	(0.19)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	22,468,471	22,748,141	22,748,141	22,158,775	22,748,141	22,748,141

Diluted	22,468,471	22,748,141	22,748,141	22,430,086	22,748,141	22,748,141

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

(Amounts in thousands, except share data)

	December 31,	June 30,	June 30,
	2010	2011	2011
	CNY	CNY	US$
		(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash	126,685	105,099	16,259
Restricted cash	—	21,000	3,249
Available-for-sale financial asset	—	7,000	1,083
Trade receivables	13,807	27,032	4,182
Bills receivable	2,200	6,000	928
Prepayment	7,791	26,334	4,074
Inventories	11,454	13,042	2,018
Deferred tax assets	439	140	22
Other receivables	14,538	17,561	2,717

TOTAL CURRENT ASSETS	176,914	223,208	34,532

DEFERRED TAX ASSETS	1,695	1,667	258

REHABILITATION FUND	20,402	28,023	4,335

PREPAYMENTS	15,825	84,579	13,085

PROPERTY AND EQUIPMENT, NET	1,823,992	1,915,642	296,360

TOTAL NON-CURRENT ASSETS	1,861,914	2,029,911	314,038

TOTAL ASSETS	2,038,828	2,253,119	348,570

CURRENT LIABILITIES
Mining rights payable – current	19,192	25,104	3,884
Short-term bank loan	100,000	120,000	18,565
Accounts payable	82,897	60,673	9,386
Bills payable	—	70,000	10,829
Advances from customers	1,306	7,273	1,125
Accrued liabilities	7,117	7,491	1,159
Income tax and other taxes payable	22,034	23,188	3,587
Other payables	46,880	51,395	7,953
Interest payable – current	4,253	3,886	601
Payables to related parties	44,782	95,836	14,826

TOTAL CURRENT LIABILITIES	328,461	464,846	71,915

Long-term bank loans	318,742	438,742	67,876
Mining rights payable – non-current	132,966	112,578	17,416
Interest payable – non-current	13,205	14,035	2,171
Long-term payable to the Shareholder	404,093	375,255	58,054
Deferred tax liabilities	294,250	296,255	45,832
Asset retirement obligations	9,036	9,484	1,467

TOTAL NON-CURRENT LIABILITIES	1,172,292	1,246,349	192,816

TOTAL LIABILITIES	1,500,753	1,711,195	264,731

EQUITY
China Natural Resources, Inc. equity:
Common shares, no par:
Authorized – 200,000,000 shares;	—	—	—
Issued and outstanding – 22,723,416 shares and 23,098,416 at December 31, 2010 and June 30, 2011, respectively	312,081	312,081	48,281
Other equity	161,048	156,950	24,281
Other comprehensive loss	(20,902)	(12,623)	(1,953)

TOTAL CHINA NATURAL RESOURCES, INC. EQUITY	452,227	456,408	70,609
NON-CONTROLLING INTERESTS	85,848	85,516	13,230
	538,075	541,924	83,839

TOTAL LIABILITIES AND EQUITY	2,038,828	2,253,119	348,570

For the convenience of the reader, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.4639 as quoted by Bloomberg Finance L.P. as of June 30, 2011. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2011 (unaudited) and the condensed consolidated balance sheet as of June 30, 2011 (unaudited) are derived from, and should be read in conjunction with, the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2011 and 2010, which was filed with the Securities and Exchange Commission on December 14, 2011 under cover of Form 6-K. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2011.

Mr. Feilie Li, the Company's Chairman and CEO, commented on the 2011 interim results "In view of the continuing economic growth in the PRC, we believe that demand for coal will continue to be robust in the foreseeable future. We are positive about the prospects for the coal mining industry in the PRC and we will continue to pursue growth through acquisition and consolidation of small to medium sized coal mines.”

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mine primarily located in Anhui Province in the PRC, and (b) the acquisition, exploration, development and production of coal resources in Guizhou Province in the PRC.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.

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